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                             July 1, 2021

       James Manning
       Chief Executive Officer
       Mawson Infrastructure Group Inc.
       Level 5, 97 Pacific Highway
       North Sydney NSW 2060
       Australia

                                                        Re: Mawson
Infrastructure Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 9, 2021
                                                            File No. 333-256947

       Dear Mr. Manning:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Our Business, page 27

   1.                                                   Please revise to
clarify whether the company or its subsidiary, Cosmos Asset
                                                        Management, intends to
acquire digital assets other Bitcoin, such as through participation in Initial Coin
Offerings, exchanging Bitcoin for other crypto assets, or mining crypto assets other than
Bitcoin. As part of your discussion, please disclose whether you have a policy or framework for
evaluating the digital assets in your portfolio, or those that you may acquire, in terms
of whether they may be considered a security.
 James Manning
FirstName   LastNameJames Manning
Mawson Infrastructure Group Inc.
Comapany
July 1, 2021NameMawson Infrastructure Group Inc.
July 1,2 2021 Page 2
Page
FirstName LastName
2. We note your disclosure that you "own and have ordered 18,332 specialised, application-
         specific computers..." Please revise to clarify how many miners are currently operational and how many are yet to be delivered. Include a discussion of the material terms of the agreement for the acquisition of any remaining miners, when you expect them to be delivered and identify the supplier. In addition, please file the agreement as an exhibit or tell us why it is not required.
3.       We note that you intend to research and utilize field-programmable
gate array's (   FPGA   )
         and graphics processing unit (   GPU   ) as a complement your
business. Please revise to
         provide a more detailed discussion on how you intend to use FGPA's and GPU's, and additional context regarding how they are used in digital asset mining.
4. Please revise your disclosure to address whether you have a policy regarding when you will sell Bitcoin for fiat currency to fund operations or growth and through what exchange. Discuss whether your Bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined Bitcoin secure.
Asset Management, page 31

5. To the extent material, please revise to quantify the amount of revenue generated by your
         Cosmos Asset Management subsidiary. In addition, provide a discussion of the material terms of your agreement with Independent Reserve Pty Limited and file the agreement as an exhibit, or tell us why it is not required.
Signatures, page II-6

6. Please revise to have your principal accounting officer or controller sign the registration statement and indicate by parenthetical indication who is signing in that capacity. Refer to
         Instruction 1 to Signatures on Form S-1.
General

7. Please provide your analysis showing how you determined that there was a completed private placement for the 48,983,145 shares of Common Stock issuable in connection with the Bid Implementation Agreement prior to the registration of the sales for resale. In your
         analysis, please consider the Commission   s guidance set forth in
Questions 134.01 and
         139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.
8. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. James Manning
FirstName   LastNameJames Manning
Mawson Infrastructure Group Inc.
Comapany
July 1, 2021NameMawson Infrastructure Group Inc.
July 1,3 2021 Page 3
Page
FirstName LastName
9. Because of the potential status of particular digital assets as securities, please add risk factor disclosure addressing the effect that holding digital assets that may be securities will have on the Company's investment company status and what steps the company will take to monitor investment company status. In addition, please provide us a detailed analysis regarding the specific exemption from registration under the Investment
         Company Act of 1940 that you or your subsidiary may rely on.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Greg Carney